October 11, 2019

Ms. Allison White

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comments on Preliminary Proxy Statement filed on behalf of Cboe Vest S&P 500® Buffer Strategy Fund, Cboe Vest S&P 500® Enhanced Growth Strategy Fund, and Cboe Vest S&P 500® Dividend Aristocrats Target Income Fund (each a “Fund” and collectively the “Funds”), each a series of World Funds Trust (the “Trust”) (File Nos. 333-148723 and 811-22172)

Dear Ms. White:

This letter provides the Trust’s responses to the comments you provided on October 4, 2019 as it relates to the preliminary proxy statement filed on behalf of the Funds on September 25, 2019. For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment.

1.	Comment: Provide the information required by Item 22(c)(10) of Schedule 14A.

Response: The Trust has added the information required by Item 22(c)(10) to the proxy statement. See below for the information added.

The Adviser serves as investment adviser to another fund that has a similar investment objective as the Cboe Vest S&P 500® Dividend Aristocrats Target Income Fund. See the following table for additional information on this fund.

Fund Name	Fund Assets (as of 9/30/2019)	Advisory Fee Rate	Fee Waivers or Reimbursements
Cboe Vest S&P 500® Dividend Aristocrats Target Income ETF	$37,513,783	0.75%	N/A*

* The Adviser has agreed as part of its management agreement with the fund to pay all expenses incurred by the fund except for interest charges on any borrowings, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, extraordinary expenses, distribution fees and expenses paid by the fund under any distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act, and the unified management fee payable to the Adviser.

2.	Comment: Disclose in the proxy statement who owns the investment adviser following the transaction. In correspondence, please explain why the Trust believes the potential affiliation related issues under Section 17(d) of the Investment Company Act of 1940, as amended (the “1940 Act”), no longer apply following the transaction.

JOHN H. LIVELY ● MANAGING PARTNER

11300 Tomahawk Creek Pkwy ● Ste. 310 ● Leawood, KS 66211 ● p: 913.660.0778 ● c: 913.523.6112

Practus, LLP ● John.Lively@Practus.com ● Practus.com

Ms. White

U.S. Securities and Exchange Commission

October 11, 2019

Response: The requested ownership information has been added to the proxy statement.

As it relates to the affiliation under Section 17(d), the Trust believes the transaction (as discussed in the proxy statement) has eliminated the affiliation of Cboe Vest Financial LLC (the “Adviser”), the investment adviser to the Funds, with Cboe Global Markets, Inc. (“Cboe Global”).  Prior to the transaction, Cboe Global was a controlling shareholder of the Adviser. Following the transaction, Cboe Global owns less than 5% of voting shares of the Adviser and so therefore no longer is considered an “affiliated person” as that term is defined in the 1940 Act.

* * *

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

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